UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 27, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DaVita, Inc.

File No. 001-14106   CF#37159

   DaVita, Inc. (formerly DaVita HealthCare Partners Inc.) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information they excluded from the Exhibits of the Forms listed below.

   Based on representations by DaVita, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Form	Exhibit	Filed on	Through
10-K	10.75	February 24, 2012	December 31, 2022
10-K	10.79	March 1, 2013	December 31, 2022

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Brent J. Fields
         Secretary